SECURITIES EXCHANGE ACT OF 1934
Release No. 104123 / September 29, 2025

Admin. Proc. File No. 3-21462

In the Matter of

SUNRIDGE INTERNATIONAL, INC.

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to file periodic reports in violation of Section 13(a) of the Securities
Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the
public interest to revoke the registration of all classes of the company's securities.

APPEARANCES:

Samantha Williams and *Gina M. Joyce* for the Division of Enforcement

Respondent Sunridge International, Inc. (CIK No. 1140382; ticker: SNDZ) ("Respondent"), an issuer with a class of securities registered with the Commission, failed to file an answer in response to an order instituting proceedings ("OIP") alleging that it did not file required periodic reports.[1] Respondent again failed to respond to an order to show cause why it should not be deemed to be in default.[2] We now deem Respondent to be in default, deem the allegations of the OIP to be true, and revoke the registrations of its securities.

I. Background

A. The Commission issued an OIP against Respondent alleging that it violated the Securities Exchange Act of 1934 and the rules thereunder by failing to file required periodic reports.

On May 25, 2023, the Commission issued the OIP against Respondent pursuant to Section 12(j) of the Securities Exchange Act of 1934. As relevant here, Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to revoke the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[3]

As explained in the OIP, Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports.[4] The periodic reports must be filed even if the registration is voluntary under Section 12(g).[5] Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 generally requires domestic issuers to file quarterly reports.[6] These requirements are imposed "for the proper protection of investors and to insure fair dealing" in an issuer's securities.[7] A violation of these provisions does not require scienter.[8]

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[1]   *Sunridge Int'l, Inc.*, Exchange Act Release No. 97583, 2023 WL 3685963 (May 25, 2023).

[2]   *Sunridge Int'l, Inc.*, Exchange Act Release No. 97975, 2023 WL 4743393 (July 25, 2023).

[3]   15 U.S.C. § 78*l*(j).

[4]   *See id.* §§ 78m(a), 78*l*.

[5]   *See id.* §§ 78m(a), 78*l*(g).

[6]   17 C.F.R. §§ 240.13a-1, .13a-13.

[7]   15 U.S.C. § 78m(a).

[8]   *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Cap. Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998).

Here, the OIP alleges that Respondent is a Nevada corporation located in Phoenix, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The OIP further alleges that Respondent is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of $276,652 for the prior three months.

The OIP additionally alleges that Respondent either failed to heed a delinquency letter from the Division of Corporation Finance requesting compliance with its periodic filing obligations or failed to maintain a valid address on file with the Commission and thus did not receive such letter. The OIP alleges that, as of May 8, 2023, unsolicited quotations for Respondent's common stock were quoted on OTC Link, whose parent company is OTC Markets Group, Inc.

The OIP directed Respondent to file an answer to the allegations therein within ten days after service, as provided by Rule 220(b) of the Commission's Rules of Practice.[9] The OIP informed Respondent that if it failed to answer, it could be deemed to be in default and the proceeding could be determined against it upon consideration of the OIP, the allegations of which could be deemed to be true as provided in the Rules of Practice.[10]

B.   Respondent failed to answer the OIP or respond to a show cause order.

Respondent was properly served with the OIP but did not answer it. On July 25, 2023, more than ten days after service on Respondent, the Commission ordered Respondent to show cause by August 8, 2023, why the registration of its securities should not be revoked by default due to its failure to file an answer or otherwise to defend this proceeding.[11] The Commission warned Respondent that if it failed to respond to the order to show cause, it could be deemed in default, the proceeding could be determined against it, and the registration of its securities could be revoked. Respondent did not subsequently answer the OIP or respond to the show cause order.

II.   Analysis

A.   We deem Respondent to be in default, deem the OIP's allegations to be true, and find that Respondent violated the Exchange Act by failing to file required periodic reports.

Rule of Practice 220(f) provides that if a respondent fails to file an answer required by the OIP within the time provided, such respondent may be deemed to be in default pursuant to Rule 155(a).[12] Rule 155(a) permits the Commission to deem such a respondent to be in default and "determine the proceeding against [it] upon consideration of the record, including the order

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[9]   17 C.F.R. § 201.220(b).

[10]   *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

[11]   *Sunridge*, 2023 WL 4743393.

[12]   17 C.F.R. § 201.220(f).

instituting proceedings, the allegations of which may be deemed to be true."[13] Because Respondent has failed to answer and has not responded to the order to show cause, we find it appropriate to deem Respondent to be in default and to deem the allegations of the OIP to be true.

The OIP alleges that Respondent had a class of securities registered with the Commission under Exchange Act Section 12(g), and that it has failed to file required annual and quarterly reports as described above. Although the allegations of the OIP, deemed true in virtue of Respondent's default, would be sufficient to establish that Respondent violated Exchange Act Section 13(a) and the rules thereunder, the Commission twice *sua sponte* requested briefing on issues relating to whether Respondent had a class of securities registered under Exchange Act Section 12(g) that can be revoked given the company's past attempts to register and then deregister its securities.[14] Only the Division responded to the Commission's two briefing orders.

Having reviewed the Division's filings and Respondent's EDGAR filing history, we conclude that Respondent has a class of securities that can be revoked.[15] Respondent filed a Form 8-A that became effective upon filing, on April 16, 2003.[16] That Form 8-A registered Respondents' securities under Section 12(g). On November 5, 2013, Respondent filed a Form 25, which pertains to the delisting of an issuer's securities under Section 12(b). Respondent's Form 25 did not terminate Respondent's registration of securities under Section 12(g), however, because Respondent did not certify that it had fewer than 300 holders of record.[17]

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[13]   *Id.* § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[14]   *Sunridge Int'l, Inc.*, Exchange Act Release No. 100868, 2024 WL 3992575 (Aug. 29, 2024); *Sunridge Int'l, Inc.*, Exchange Act Release No. 98791, 2023 WL 7039957 (Oct. 24, 2023).

[15]   *Cf. Noble Vici Grp., Inc.*, Exchange Act Release No. 98100, 2023 WL 5169869, at *3 (Aug. 10, 2023) (holding that "[o]nce an issuer no longer has a class of securities registered under Section 12," dismissal of a pending Section 12(j) proceeding is appropriate "because revocation and suspension of registration are the only remedies available" in such a proceeding).

[16]   *See* 17 C.F.R. § 240.12d1-2(c)(1) (providing that a Form 8-A for the registration of a class of securities under Section 12(g) shall become effective "upon filing" so long as a class of securities "is not concurrently being registered under the Securities Act").

[17]   *See* Exchange Act Section 12(g)(4), 15 U.S.C. § 78*l*(g)(4) (conditioning termination of registration under Section 12(g) upon requisite certification regarding number of the registrant's holders of record); 17 C.F.R. §§ 240.12g-4 (requiring issuers to make such certification on Form 15), 249.323 (same).

The allegations of the OIP, deemed true, and Respondent's EDGAR filing history further establish that Respondent violated Exchange Act Section 13(a) and the rules thereunder by not filing required annual and quarterly reports as described above.[18]

B.   We deem it necessary and appropriate to revoke the registration of all classes of Respondent's registered securities.

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to revoke the registration of an issuer's securities if the issuer has failed to make required filings.[19] We apply a multifactor test to determine an appropriate sanction, considering, among other things:

> [T]he seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[20]

Although these factors are nonexclusive, and no single factor is dispositive,[21] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other . . . factors would justify a sanction less than revocation."[22]

Respondent's violations were recurrent in that it has failed to file required annual and quarterly reports over multiple years.[23] Indeed, Respondent remains delinquent following the

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[18]   *See supra* notes 4–8 and accompanying text.

[19]   15 U.S.C. § 78*l*(j); *see also id.* § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13.

[20]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[21]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[22]   *Calais Res. Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011); *Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011).

[23]   *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *China-Biotics,* 2013 WL 5883342, at *10 (failure to "file a single periodic report for more than a year and a half" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent).

issuance of the OIP, having not filed any periodic reports since 2011.[24] These violations are serious because "reporting requirements are 'the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.'"[25] An issuer's failure to file periodic reports violates "a central provision of the Exchange Act . . . , depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[26] That Respondent repeatedly ignored its reporting obligations evinces "a 'high degree of culpability.'"[27] And because Respondent failed to answer the OIP or respond to the show cause order, it has submitted no evidence of any efforts to remedy its past violations and ensure future compliance. Nor has it made any assurances against further violations.

Accordingly, each of the factors we analyze favors revocation. Respondent, which has defaulted, has failed to make any showing to justify another sanction (let alone a strongly compelling one). We find it necessary and appropriate for the protection of investors to revoke the registration of all classes of Respondent's registered securities.

An appropriate order will issue.

By the Commission (Chairman ATKINS and Commissioners PEIRCE, CRENSHAW, and UYEDA).

Vanessa A. Countryman
Secretary

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[24]   *See Nature's Sunshine Prods.*, 2009 WL 137145, at *5 & n.23, *6 n.27 (finding that we may consider "matters that fall outside the OIP[] in assessing appropriate sanctions," such as an issuer's failure to file additional required reports with the Commission).

[25]   *Am.'s Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (alteration in original) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

[26]   *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[27]   *See, e.g.*, *Citizens Cap.*, 2012 WL 2499350, at *5 (quoting *Am.'s Sports Voice*, 2007 WL 858747, at *3).

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 104123 / September 29, 2025

Admin. Proc. File No. 3-21462

In the Matter of

SUNRIDGE INTERNATIONAL, INC.

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Sunridge International, Inc. (CIK No. 1140382; ticker: SNDZ) under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

The revocation is effective as of September 30, 2025.

By the Commission.

Vanessa A. Countryman
Secretary